EXHIBIT 12

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
RATIO OF TOTAL LONG-TERM
DEBT TO TOTAL CAPITALIZATION

December 31, 1999
(Dollars In Thousands)
LONG-TERM DEBT:
Revolving credit Agreement	$95,000
Money Market Lines of Credit	---
Senior Notes	200,000
Refunding Revenue bonds	13,200
Other	6,949

315,149
Less Current Portion	442

Total Long-term Debt	$314,707

TOTAL CAPITALIZATION: Long-term Debt	$314,707
Deferred Income Taxes	99,169
Shareholders Equity, Net	858,207

Total Capitalization	$1,272,083

RATIO OF TOTAL LONG-TERM DEBT TO TOTAL CAPITALIZATION	24.7%